Filed by Lawson Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lawson Holdings, Inc.
Commission File No.: 333-129862

The attached are (i) a transcript of a presentation made at the Kaufman Brothers Investor Conference on February 7, 2006 which was also available via webcast to discuss the proposed business combination of Lawson Software, Inc. and Intentia International AB and (ii) the powerpoint slides used during the presentation:

Lawson Software

Moderator: It’s my pleasure to have Lawson Software here today, and they are the mid-market leader in the kind of ERP, and also extended applications software.  So if you — a lot of other functionality besides ERP both in the analytics space, and there’s also a lot of extensions we put out in ERP, they do four main verticals today, which are retail and healthcare and financial services but they also are in a big merger with Intentia which is going to bring them a lot of other verticals as well as that geographic expansion.

So we have the Executive Vice President and CFO Robert Barbieri, and we also have Senior Director of Investor Relations Barbara Doyle.  She probably stepped out for a minute.  So I’ll turn it over to Bob here.

Robert Barbieri: Sure.  Well good morning, everyone.  What I have here is a set of slides, a little bit of overview as well as the ability to kind of go deep on some topics, but we’ll use the time judiciously.

In any case, there is complete text of forward-looking statements in our safe harbor.  We will make forward comments and certainly we’ll be looking for a full disclosure, we’re a very transparent organization.  So I just want to refer you to these as well as in all of our public releases, S-4 as well as our Qs and Ks we do have full disclosure of the risk so we want to be mindful of that.

Lawson has been around for 30 years.  It started in the application software space, and in a lot of ways analogous before the roll off to a PeopleSoft type of organization.  Most recently got some more name advantage when we brought it public.  I joined just prior to that with the role of taking Lawson from a family business, a private business professionalizing a lot of the processes and approaches and bringing them public.  We’ve also done a number of acquisitions along the way, and we’ll talk about Intentia.  We have pretty broad software solutions targeting as Alan mentioned, targeting the mid market but we are a very highly scalable organization, and we’ll talk about some of the customers we connected with that are very, very large, even though the mid market is our sweet spot.

Lawson Software has been around for 30 years, with 2,000 clients primarily a North America-focused organization, 1,300 employees and think of around 350 or so in a revenue run rate as we speak today.  So here’s how we focus.  Certainly at its core, we have a traditional enterprise resource planning type of solutions.  We’ve added selective supply chain procurement, and then our approach strategically to the market has been through vertical lines both our organization as well as our product.  And what we focus upon is the service sector, as an organization.  Healthcare, retail, government, education and other smaller services, transportation, gaming, things like that.  And then we wrap around business intelligence and professional service organization tools in a holistic approach, to focus on customers’ needs in these particular markets.  What we were trying to do, because we are smaller than some of the larger companies like SAP and Oracle, is tailor our approach and concentrate our resources around these particular businesses, and we’ll talk about our expansion into some other areas as well.

Most recent quarter financially, I think the takeaway is we are building momentum.  Certainly like a lot of people through a lot of companies have been bought, a lot of companies have been marginalized, we’re getting back to growth that we’re starting to get excited about.  We do think we’re in a market opportunity with significant options in the ERP space, among companies looking for competitive as well as contemporary products, beyond SAP and Oracle, we deliver highly scalable products for customers.  And a lot of our customers and prospects, a lot of CIOs and CFOs and CEOs say they want choice beyond just two. And you’ll start to see, [] 37% year over year, non-GAAP operating margin adjusted for certain non-cash items, up to 13.7%.  So again expanding profitability, expanding growth, 11 out of 12 quarters met or exceeded capital markets expectations, and we’re starting to kind of create that ramp of both growth and profitability.

So what do we see in the marketplace?  Mentioned that not only is there is a need for choice, but second I think we’re seeing a greater rallying around the confidence that people have in Lawson.  One of the recent events that was very, very positive to us was that Wal-Mart selected Lawson Solutions for all of their worldwide human resource needs.  You know they have 1.6 million employees, and we competed against every very, very large name in the industry and did very, very well and was recently selected by Wal-Mart to provide their global solutions to all of their HR needs.

So again sweet spot and target mid-market, but scalable products that can go to the size of a Wal-Mart.  That’s kind of proof of a very, very strong contemporary and robust product set. Sales execution, we’ve made some changes, we’ve sharpened our focus on the sales execution, on the product, on go to market, all of those have been fine-tuned and sharpened.  So we think we’re in a very, very good spot.  We’ve lowered our operating expense, but we think we did it surgically.  We preserved our product, we preserved our approach to the marketplace, so all of those are very, very good shape, very scalable to take advantage of these.

Balance sheet, very, strong.  As of yesterday I think our cash position is $267 million of cash and no debt.  Through all of even some of the turndown in the marketplace and we’ve grown cash, we’ve done two major share buybacks and done seven acquisitions, so we’ve done a lot and we’ve expanded cash and have a great balance sheet to show for it.  And on the management team we continually add talent. One of the advantages of a consolidated marketplace is there’s a lot of very talented people looking for a home, and we are able to add to our talent pool quite well.

And we’ll talk about the Intentia merger, because what this will do is it will expand us globally in some similar areas.  So what does it mean and who is Intentia.  Talk about Lawson, primarily North American.  ERP, mid-market service-oriented.  Intentia, primarily Europe. ERP, primarily manufacturing/distribution-oriented as well as in Asia-Pacific.  Size wise, they are actually a bit larger than us.  So this combination will more than double the size of the company.  But what it does, and we’ll show some graphics, is it gives us a geographic footprint, about 45% U.S. 45 in Europe or EMEA, and about 10% in Asia.  So it gives us a great global footprint to have for both product and services to support around the globe.  And again a compelling reason that was additive to Wal-Mart in them making their decision because we can follow them around the world and help them be successful globally.

Intentia, they’ve got a great client base.  Both companies are profitable, we saw the results and I’ll show you Intentia’s in a second, as well as cash generative.  So we have good momentum in the right direction.  We’ve added significantly to product suite.  They have very contemporary products around the manufacturing distribution in their own sectors that have been additive, so there’s not a lot of overlap.  So we didn’t pay for things we didn’t need, we didn’t add a lot of redundancy.  We actually paid for things that are very, very useful, and they have deep expertise inside of those manufacturing distribution vertical.  They are a great alternative to fill the void that was taken away when J.D. Edwards was acquired and taken out of the marketplace.  In fact, J.D. Edwards was their number one competitor worldwide before all those other transactions in the market.

So what do we do? As you see, certainly the largest global accounts SAP and Oracle have a good foothold.  We have selective, we have I mentioned Wal-Mart but we have [HC] in Columbia, was have McDonald’s, we have [Tarkin Corp] we have our own share here, but what we’re not going to do is strategically only focused there.  But we think this is wide open.  We think there’s a mid market that basically can’t afford any higher level of [customization], as well as customer intimacy, for there are accounts that are not easily satisfied by an approach that SAP and Oracle have kind of built upon in the larger setting.  And we think many of the other names have either gone away or their products are dated.  What we’re dealing with here is you want contemporary, scalable products.  Some of those names, unfortunately have not had the financial capability to reinvest in the product []. So we think there’s a ton of opportunities still in that.  There are certainly companies focused on small accounts, but many of those products don’t scale.  There’s a demarcation line scalability-wise in certain, so once a company gets to say a couple hundred million dollars or so, in many cases they’re looking for a Lawson or they were looking in the past for a PeopleSoft or J.D.

Edwards or an Oracle or eventually an SAP type of solution, because their strategic plans have aspirations to grow, and some of these solutions are not scalable.  So we think wide open, a great opportunity for us to be number one in the mid market as well as number three overall in the application space, upon this union.

So what we bring as we put it together, just summarize certain facts.  4,000 global customers will be part of this.  We will be the only organization focused on that broad mid market, as a goal to be number one, sustain number one.  Broad products, I mentioned all of our applications and add to that, manufacturing capability, distribution, asset management capability as well as CRM for the manufacturing space, all added through the Intentia acquisition.

In terms of market, our target market is sort of the biggest picture.  Our target market was $1 billion, and that $1 billion was inside of a $50 billion overall global market for package apps.  Intentia has also happened to be around $1 billion but again they were focused largely in EMEA and around manufacturing.  Combined, when you can actually take our products globally and take their products into North America and then the additive effects of service sector products to manufacturing distribution products, we think we’ve found a sweet spot between $5 and $6 billion that will be the target market of this union once it’s completed.

And in terms of leadership we do think we have added leaders that will be part of this, not only the scalability of the team at Lawson, but Intentia has a lot of global leaders with very, very good experience both with competitive experience as well as experience dealing in the EMEA and Asia marketplace and winning.

So, benefits.  Platform for revenue growth.  Again, think in terms of three overall themes.  First, to lead, dominate and win the mid market, to be the number one provider there.  Second, to be an anchor at the number three spot in ERP. SAP and Oracle, they will have their place.  What our goal is, is to anchor that third spot and distance everybody else.

And then third overall through all of these, to anchor a performance standard that is at or above everybody else in the industry, whether it’s product performance or any of the other traditional performance, our goal is to ramp up and anchor at those points.  We think there’s a ton of opportunity we’ve put in our S-4 filings, $100 million in the first 3 years, and that is within our sights of what we’re describing.  Certainly we see once we could anchor that number one spot in the mid market and number three overall, there’s potential beyond this.  Second, in terms of cost management, we at Lawson in order to position ourselves for this, we’ve taken out about $26 million per quarter from our high cost [] so think over $100 million a year.  Intentia has already taken out over $50 million a year, and I’ll get some more data as we spend more time together.  So overall, the combined company’s over $150 million a year of cost out.  And that’s our basis before we even drive additional synergies. So we think there’s ramping effects, we think there’s another $15 to $18 million or so above all the cost reductions we already talked about, a great scalable foundation for growth.  We have a goal of an operating margin for the combined organization at 15%.  And so our goal role is to get this organization to mid-teens as I showed you in our own economics, we’re pretty close there ourselves now.  And then thereafter we’ll learn, we’ll scale, and we think certainly for a period of time to be mid to upper teens, and then we’ll kind of sharpen our pencil and go beyond it to be a growth player as well as drive very attractive margins in the application space.

So in the Intentia transaction, we announced it in June, understanding that due to its foreign nature, they are a Stockholm exchange-based company, there would be certain gating events that have taken a longer period of time than maybe a traditional acquisition would in the U.S. The most demanding was, in their history they consolidated under Swedish GAAP.  The good news culturally is both Swedish GAAP standards as well as the Swedish culture tend to be very prudent in their regards, but nonetheless it’s a massive conversion to move to U.S. GAAP from that standpoint.  That has been completed and that was completed prior to our SEC filing in November, and Intentia and their outside auditors looked at all of the historical financials over the last three years, 10,000 contracts, some very large statistics, converted those all to the U.S.  That is in the S-4 and will be in the related filing.  That’s all completed.

Good news other than just the work is we did extensive due diligence and certainly we live in a world where that’s necessary, but in all of this everything was accurately portrayed from a Swedish GAAP perspective.  So when you look at 200,000 data points, nothing was changed because it was inappropriate in any way.  So in a lot of ways this whole process was out of due diligence.

We are in the middle of the SEC comment period.  Nothing has surprised us so we’re working through.  We do understand the SEC is quite busy and certainly holds all transactions to a very high standard.  We’ve been responsive, we’ve been very responsive, and we do think we will close this certainly by the April timeframe, that’s our expectation right now, and then move forward.

We’ve used the time well. I think both companies have executed well in some business. There’s always a danger of these things that you take your eye off the ball and internal or existing operations slip.  The other thing we’ve done is we’ve done our integration planning to a very refined level.  We could have closed this deal anytime in the last couple of months and moment one we’re ready to run.  We have sales plans, we have organization plans, we have product plans, we have go-to-market strategies, we have overall infrastructure designs that not only deal with the first part of this, but also how do we become a scalable platform going forward.  All of that planning is very, very refined and very late stage.  So we have the teams in place ready to go with this, so we don’t view this as a risk it would be in any other situations.

So who are they?  A little bit of similar graphics.  Intentia went public in 1996.  They were founded in ‘84, a similar path.  Even though they’re in Stockholm, only about a third of their revenues are in the Nordic region.  They’re pretty broad-based throughout most of Europe.  2,400 employees, number two mid-market player, and again 83% revenue in Europe, 11 in Asia and 6 in the Americans.  You see the complimentary nature of what we’ve combined here.

Their products, again similar graphic.  Built on the basis of maintenance and services, manufacturing, and distribution software.  While they’ve gone to market as they said on site, as you at this thing, how do we target, how do we move from a position of strength, and these are their strong verticals. Fashion, food and beverage, wholesale, asset intensive and other smaller manufacturing sectors, and though we’ll have some wraparound products as well to give a holistic approach.  So if you almost put the two graphics together, the earlier one for Lawson and this, you see the complimentary nature of us basically doubling our vertical approach and doubling our geography with this deal.

The other thing I should mention is Intentia was the first company including SAP and Oracle, to totally rewrite all of their apps in Java.  They may today be the only one with 100% Java-based products.  So the other thing we liked about that, it was not product set we’d have to retool, or we were stale by a generation.  This is their most recent financial results. €70 million, 5% growth, you start to see the ramp in license revenues up 74% year over year and on an adjusted EBITDA basis €4 million.  Profitable cash generating, not where we are profitability wise, but they are fully signed on and we have active plans to get them to our profitability, and then keep going with the combined company in the mid to upper teens.  And their leadership team that’s going to be coming over is fully onboard with that as well.

This is what also helped us, so certainly prior to us getting involved if you go back a couple of years, Intentia had money-losing periods, not unlike many other companies during the turn down in the technology sector.  But we felt comfortable with their cost take out and their rebuilding of certain revenue ramps that they were on the proper upswing.  So as — so we’re picking up this deal here, what we’re comfortable with is we don’t have to reinvent the wheel.  So they’ve done a lot of good work on costs, on streamlining, on process improvement and on focus, on cash and profitability that we’ll inherit and add to, as opposed to needing to do the heavy lifting that they started there.

So what’s our game plan?  We’ll continue executing. We do believe we’re in a very short timeframe toward closure of this, but each company will keep executing and hitting its targets and connecting with its own customers.  Again it’s all profitable, predictable, and expanding both in terms of growth as well as expanding levels of margin.  We’ll complete the merger and the integration, we’ll drive the synergies we talked about.  But I think anchoring the number three position overall in ERP, number one in the mid market and the performance standards we’re setting function by function, we think we’re very, very well-positioned to continue to create some value here.

We’ll grow our software licensing.  Again we’re living in the world of big numbers.  There’s billions of dollars, it’s not a surprise that SAP’s quarterly license fee run rate is in excess of $500 million.  We don’t need to go after [].  So the idea behind even though we will competitively see them and even win, there’s the $50 billion market spend or in the target 5 to 6, there’s a lot of room that is not Oracle and not SAP.  So the goal of this organization is to bring contemporary products and capture a large share in it.  So with that, that is our target and now we have time for a few questions in this room.

Moderator: Sure, I’ll start. When you put together Intentia, I saw some verticals that might fit nicely, and you’ve done some acquisitions that could give you some key retail functionality and they have fashion as one of theirs.  How do you put that together to make it an even more deeper vertical impact?

Robert Barbieri: Well the thing that we will do, and retail is a good example, is we can go deeper in their — to their vertical integration scheme.  So our retail in the past has really been retailers, so it’s either been food, beverage or it’s been kind of some of the people, Hot Topic, [] mall with Polo, Ralph Lauren and folks like that.  But we were almost in and around at the store level.  So getting the merchandise to the store and then selling and running the back office.  What they do is the complete channel from the manufacturing point through to distribution and warehousing all the way through that entire channel.  So what it allows us to do, is one, is attack it globally, because we had limited bandwidth prior to that.  And the second, we can go hand to hand in a broader manner than we could before by using some of their manufacturing tools, and that is exactly our approach.  We’re not going to be two separate companies.  We will be one integrated company around these combined verticals.  Is that what you were looking for?  Yes.

Audience Member: []

Robert Barbieri: Well there’s two things.  We think it’s a different part of the process we would coexist with them in [half].  We do have some merchandising capability.  I think our target for our merchandising has been more in the food industry and it’s been larger scale.  It’s been people like Safeway and Supervalu. JDA I think is a bit more mid market.  But that is not a big part of what we do, so we don’t see a lot of competition there.  We would more or less coexist.

Audience Member: [].

Robert Barbieri: Okay, the integration will be our CEO is Harry Debes.  Harry is a long-tenured executive initially with IBM.  He was a regional head of J.D. Edwards.  He also was a regional head of Geac Corporation and most recently was CEO of a company called SPL, which was a private organization.  So he’s moved over, he is in place, he will be the CEO.  I will be the CFO and anchor the position I have and under my team would be a full set of both strategic, financial type of M&A executives from both sides.  And we’ve also made some selective hires, brought in a new global head of controllership and accounting, with a background at BMC [].

On the operational front, Bertrand Sciard, who is Intentia’s current CEO will move as the COO, Chief Operating Officer.  So all the field and all the services will report to Bertrand, so he will anchor all revenue-creating activities.  And then what we’ve done on the technical side is we brought the best technical leaders from each side of this transaction together in leadership. So we will have Guenther Tolkmit, and Guenther will be moving to a head of, the global leader of the Product and R&D Group.  Product management, product marketing will be Dean Hager, who comes from our Product group, and that’s how we’ll go to market that way.

We think in targeting the best of each executive team we’ve captured, we really haven’t had a lot of losses.  The losses we’ve had were planned losses thus far.  There are certainly — as always will happen there will be additional rationalization, but we do think we have a pretty deep team.  Guenther’s background, I should back up a little bit.  Bertrand’s background was IBM Europe.  Beyond running Intentia he was also kind of a global regional leader for Geac as well.  Dean Hager has an extensive background with IBM, and Guenther comes from a background that included SAP as well as some other smaller software companies in Europe, beyond Intentia.

So we think there’s a lot of experience with a lot of good pedigrees including some good competitive intelligence.

Audience Member:  What about Romesh Wadhwani, what’s his position?

Robert Barbieri: Romesh is Chairman of Intentia.  Romesh will move over, for those who know him from [Baspect] or I2, as well as the Symphony Holding Group, he will move over as co-Chairman as well as our current Chairman Richard Lawson, they will both anchor co-Chairman roles, they will divide in this way.  Richard will also be more focused on the technology platforms that we’ll be bringing, Romesh more around strategy, go-to-market than some of the other operational aspects. Yes?

Audience Member: []

Robert Barbieri: Well I think what you’ll see earlier is pure a pure exit, because we have already done some pruning, so if you looked at this chart 3 years ago, we have financial services as a vertical.  What happened is they went through their own challenges and we had that in the bucket where you see “other industries.” So what we’ve done is we’re able to put certain industries in kind of a pared down mode.  So if you could create market traction, you could kind of regenerate those.  So what you’ll see is a focus around what’s named here, but certainly an eye toward are there any other verticals that we could kind of put in the petri dish and then start growing again.

But our approach is to go deep on these, deep on R&D, deep in the products, deep in field resources, and to put everyone else in more of a share model, just to see where we can gain some sort of traction.

Audience Member: []

Robert Barbieri: Well I think the biggest change is going to be a very large cross-sell opportunity.  Suddenly we could bring robust manufacturing and distribution tools into our marketplace, even with some existing customers, and then they could bring some of our services and some of our HR capability to their customers.  Now it will be different sales teams.  What we’re not going to do is train our healthcare sales team to sell manufacturing.  So what we’ll do is we’re going to be rational around it and [] but I think the biggest move in the sales strategy is a bigger spectrum of cross sell, both geographic verticals as well as product opportunities.

Audience Member: []

Robert Barbieri: Well, well there’s always a refinement.  Their primary sales management Bertrand will be anchoring that globally for us.  A fellow named Frank Cohen who anchors their EMEA leadership will stay on as our global leader for that VP of Field Sales.  Inside of that it will be a best-of-breed for approach on who’s handling certain verticals, who’s handling certain regions and so on.  So I think we feel good, we have a good talented group.  The other thing that we’re doing is we’ve able — there is a lot of resume flow for people disenchanted, getting rolled up in some of the bigger companies.  So we are able to successfully get some people with proven track records that don’t need a lot of training that could come in, and unfortunately they were carrying the wrong business card when they were acquired, and they’re not on the team but they’re really talented people, and we’ve added selectively certain [].

Barbara Doyle: []

Yes, I should say in our current head of sales is Joanne Byrd and what she will do, she will anchor all of our North American operations for the whole global enterprise as well.

Barbara Doyle: []

Robert Barbieri: Absolutely.  I think we have a couple of minutes.

Audience Member: []

Robert Barbieri: Well, one of the things is we’re doing — to jump to the questions.  On the first front, we’re already doing preplanning.  So each of us is selectively ahead of the curve looking at opportunities to find people to go after the cross-sell opportunities.  So we will look at people who we could expand the manufacturing scope with in the U.S., and they are also looking at folks here.  So that planning has already begun, and I think you’ll start to see it upon closure.  You’ll start to see it build at that ramp.  The second on is on products.  There’s levels of interfacing as well as integrating.  I think the first level you’ll see, and a lot of these products are very complementary.  So it’s not — we’re not going to end up with two competing or six competing manufacturing suites.  We’re all on standard at Lawson, they’re all on one standard, so we’ll first go to kind of an interfacing approach where they will look and interface in a similar manner.  Then later we will integrate where appropriately, but we will not force our customers to go through the competition of do you want one of five different GLs, we will not do that.  We have an active product roadmap that will do the interface routine, as well as coming out with new products.

Barbara Doyle: []

Robert Barbieri: I appreciate that, thank you.

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Lawson Software

Company Overview

February 2006

intentia
the intelligent choice

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Lawson Overview

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Lawson: 30 Years in the ERP Business

First Internet Application Delivered
Vertical Strategy Launched
Company Established
New Company Leadership
Account 4 Acquired 6/01
IPO 12/7/01
Continued Solution Verticalization
Apexion Acquired 9/03
Closedloop Solutions Acquired 9/03
Client Manifesto introduced
IBM alliance announced
Lawson & Intentia announced
1975
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Keyola Acquired 3/02
Armature Assets acquired 7/02
Numbercraft Acquired 7/03

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Lawson's Products & Focus on Services Segments

EPM + PSA
Value-add products
Healthcare
Retail
Government
Education
Other industry
Vertical industry focus
Supply Chain/Procurement
ERP Solutions
Core applications

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Lawson's Strong Financial Position

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Cash and Marketable Securities Balance

(Lawson Software, FY ended May 31)

$230 M
$260 M
$209 M
$235 M
$261 M
YE 2002
YE 2003
YE 2004
YE 2005
Q2'06

License Fees in M$
13.3
13.2
13.9
17.4
18.6
18.1
Q105
Q205
Q305
Q405
Q106
Q206

Employees
2066
1675
1579
1354
1367
2002
2003
2004
2005
Q2'06
Fiscal years

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The Creation of a New Global Software Company

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Consolidating Market Presents Opportunity

2001 - 2004:

Oracle SAP
PeopleSoft JD Edwards
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2006:

Oracle SAP
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A Powerful Combination

LAWSON
It's Time:

Enterprise Applications for Service-Oriented Industries

Primarily North America

+

intentia
the intelligent choice

Enterprise Applications for Manufacturing, Distribution and Maintenance Industries

Primarily Europe and Asia Pacific

=

The New Lawson

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the intelligent choice
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Competing for the Middle

Large, Global Accounts
Mid-sized Accounts
Small Accounts
SAP & Oracle
~~JD Edwards, PeopleSoft,~~
~~Baan, Infinium, Mapics~~
SSAG, QAD, Infor
LAWSON
Microsoft, Sage, Epicor & others

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Intentia Overview

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Intentia - More Than 20 Years of History

Company Established
IPO Stockholm Exchange
Integration of 40 country operation
Major international expansion
Symphony & Tennenbaum investments
Lawson/Intentia merge announced
1984
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
1,000 employees
Java platform adopted
New IBM relationship
Transformation Plan New management team

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Intentia's Improving Adjusted EBITDA

Adjusted EBITDA on a rolling 12-month period

30.0
20.0
10.0
0.0
-10.0
-20.0
(MEUR)
Q3'04
Q4'04
Q1'05
Q2'05
Q3'05

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Summary – Our Game Plan

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Lawson Software

Company Overview

February 2006

Questions

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the intelligent choice

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Lawson Software
Company Overview
February 2006

Robert Barbieri

Lawson Executive Vice President
Chief Financial and Performance Officer

[LOGO]

Forward-Looking Statements

•                  Certain statements in this presentation may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Lawson Software and Intentia International AB.

•                  These forward-looking statements include statements regarding the expected closing date of the transaction, accretive nature of the acquisition, the expected benefits of the combination and growth of the combined entity, projected future customers, opportunities for growth, the purchase price, the number of shares of Lawson stock to be issued and other statements that are not historical fact. These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements and are subject to certain risks, uncertainties and other factors that are beyond the control of Lawson and Intentia.

•                  Such risks and uncertainties include but are not limited to, the companies’ ability to integrate operations and retain key personnel, satisfaction of conditions to closing, including regulatory approvals; changes in the demand for business process software solutions, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition; changes in the financial condition of the companies’ major commercial customers and the companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Lawson’s Quarterly report on Form 10-Q. As a result of these factors, the business or prospects expected by the company as part of this presentation may not occur.

•                  Lawson undertakes no obligation to revise or update publicly any forward-looking statements.

Where to Find Additional Information

•                  Lawson has made an initial filing of a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials because they contain important information about the Offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

•                  Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above. Additional information regarding these directors and executive officers is also included in Lawson’s 10K/A which was filed with the SEC on September 28, 2005. This document is available free of charge by contacting the SEC or Lawson as indicated above.

Lawson Overview

Lawson: 30 Years in the ERP Business

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•                  30-year anniversary in June 2005

•                  Leading provider of Web-based business applications for services organizations

•                  +2,000 mid-market and large clients, approx. 95% in North America

•                  Approximately 1,350 employees

•                  USD 346 million revenues in last twelve months (ending November 2005)

Lawson’s Products & Focus on Services Segments

EPM + PSA					Value-add products

Healthcare	Retail	Government	Education	Other industry	Vertical industry focus

Supply Chain/Procurement					Core applications

ERP Solutions

Lawson’s Strong Financial Position

Cash and Marketable Securities Balance                      (Lawson Software, FY ended May 31)

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Lawson’s Q2’06 Financial Results Summary

Large deals fueled license fee growth; Revenue growth coupled with FY05 cost structure reductions drove profitability improvements

Q2’06 (Nov 30, 2005)

Total Revenues	$89.0 million
+ 7% year-over-year

License Revenues	$18.1 million
+ 37% year-over-year

Maintenance & Services Revenues	$70.9 million
+ 1% year-over-year

Operating Margin	9.5%
Increased 16 pts year-over-year

Non-GAAP Operating Margin	13.7%
Increased 10 pts year-over-year

EPS	$0.06 per share

Non-GAAP EPS	$0.08 per share

Compelling Market and Financial Opportunity

•                  Increasing customer and influencer confidence in Lawson

•                  Improving sales execution

•                  Lower operating expense foundation builds financial leverage

•                  Healthy balance sheet and cash flow

•                  Experienced management team with proven track records

•                  Intentia merger builds platform for global growth

The Creation of a
New Global
Software Company

Consolidating Market Presents Opportunity

2001 - 2004:	2006:
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•                  Size matters – scale, global reach, broad product portfolio

•                  Customers want viable choices

A Powerful Combination

[GRAPHIC]		[GRAPHIC]

Enterprise Applications for Service-Oriented Industries Primarily North America	+	Enterprise Applications for Manufacturing, Distribution and Maintenance Industries Primarily Europe and Asia Pacific	=	The New Lawson Rich Capability Enterprise Scope Applications for the Global Mid-Market

•                  Global client base, coverage, and resources

•                  Substantial financial size and scale

•                  Broad product suite

•                  Expertise across multiple industry verticals

Competing for the Middle

Large, Global Accounts	SAP & Oracle

Mid-sized	JD Edwards, PeopleSoft,
Accounts	Baan, Infinium, Mapics
SSAG, QAD, Infor
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Small Accounts	Microsoft, Sage, Epicor & others

Transaction Update

•                  Announced June 2, 2005

•                  Initial Form S-4 filing with the SEC November 21, 2005

•                  Converted Intentia’s historical financials to US GAAP

•                  10,000 contracts

•                  1,500 services projects

•                  1,000 project manager interviews

•                  200,000 data points collected and analyzed (back to 2002)

•                  SEC comment period in process

•                  Amended S-4 filed with the SEC January 23, 2006

•                  Integration planning is thorough and on schedule

•                  Expected Close by Termination date of April 30, 2006

Stronger Market and Financial Position Combined

• Over 4,000 unique mid-market customers worldwide
Customers	• Focus and committed to mid-market customers
• Strong balance sheet, scale to innovate, low risk

Products	• Broad portfolio addressing all ERP, EPM, SCM, EAM, and CRM application categories

Market Size	• Expands addressable market from USD 1 billion each to USD 5.6 billion in software licenses

Leadership	• Creates the largest provider of enterprise applications dedicated to serving the mid-market*

*Midsize ERP Vendors Fend Off Newcomers, Forrester Research, April 7, 2005

Financial Target Model

Operating Metrics as a Percent of Revenue – US Non-GAAP view for forecasting

	Combined	4th Qtr
	Baseline “Run-Rate”	After close	Next Step
License Fees/ Total Rev	17%	20%	20%
Maintenance/Total Rev	37%	35%	40%
Prof Svcs & Other/Total Rev	46%	45%	40%
Gross Profit	51 - 53%	~57%	60 - 62%
R&D	13%	12%	12 – 14%
Marketing and Selling	21%	21%	18 – 20%
G&A / Other	10%	9%	8 - 10%
Operating Income	6 - 8%	~15%	15 – 18%

•                  Merger provides platform for revenue growth

•                  Total new revenue potential of $100 million over the first 3 years

•                  Cost savings of $15 to $18 million first 12 months

Combined Summary – First 12 Months Post Close

•                  Integration costs of $25 to $30 million

•                  Incremental Revenues of $6 to $10 million

•                  Cost synergies of $15 to $18 million

•                  Achieve Non-GAAP operating margin of approximately 15% in 4th quarter after close of transaction

•                  Transaction turns accretive in the fourth quarter after close

Intentia Overview

Intentia - More Than 20 Years of History

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•                  Founded 1984; traded in Stockholm since 1996 IPO

•                  EUR 327 million revenues; 2,400 employees

•                  2,500 customers in manufacturing, distribution, maintenance segments

•                  Number 2 mid-market player in Europe

•                  83% of revenues in Europe, 11% Asia Pacific, 6% Americas

Intentia’s Products & Focus on Mfg/Distribution Segments

Value-added products

Fashion	Food & beverage	Wholesalers	Asset intensive	Other Industry

Distribution
Manufacturing
Maintenance & Service

•                  Focused on Food, Fashion, Wholesale, Asset Intensive verticals

•                  Leadership position in Java-based enterprise software

Intentia’s Q3’05 Financial Results Summary

Solid progress with continued revenue momentum, improved margins and lower overall costs and expenses

Q3 2005 (Sept. 30, 2005)
Total Revenues	70.4 EUR million
+ 5% year-over-year

License Revenues	10.1 EUR million
+ 74% year-over-year

Support and Services	59.0 EUR million
Revenues	+ 5% year-over-year

EBITDA	- 0.1 EUR million
Adjusted EBITDA	4.0 EUR million
(excluding merger costs)	Improved from -10.8 EUR million loss YTY

Results are converted from SEK to EUR million using a SEK/EUR 9.2166 exchange rate

Adds back capitalized R&D, excludes non-cash or non-recurring costs (ie. restructuring and merger costs)

Intentia’s Improving Adjusted EBITDA

Adjusted EBITDA on a rolling 12-month period

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The income statement data presented above have been converted from SEK, which is Intentia’s reporting currency, to EUR using the approximate average exchange rate for the year ended December 31, 2004 of SEK 9.1266 per EUR. For comparability with 2005 Q1, data for 2003-2004 exclude minority interest and amortization of goodwill.

Summary – Our Game Plan

1. Continued execution - increasingly profitable and predictable

2. Complete merger and integration and realize synergies

3. Grow: organic as well as targeted future acquisitions

Lawson Software
Company Overview
February 2006

Questions

Additional Information and Where to Find It

Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia.  The proxy statement/prospectus will be mailed to the stockholders of Lawson and Intentia security holders being U.S. persons once it has been declared effective by SEC, and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the offer, Lawson and Intentia.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus which is expected to be registered by the Swedish Financial Supervisory Authority once the registration statement on Form S-4 has been declared effective by the SEC.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above.  Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC.  This document is available free of charge by contacting the SEC or Lawson as indicated above.